Filed by Vireo Growth Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Planet 13 Holdings Inc.

Commission File No. 000-56374

Date: August 27, 2026

As previously disclosed, on July 26, 2026, Vireo Growth Inc., a British Columbia corporation ("Vireo"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Planet 13 Holdings Inc., a Nevada corporation ("Planet 13"), and Supernova Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Vireo ("Merger Sub"), pursuant to which Vireo will, as a result of the merger contemplated thereby, acquire all of the issued and outstanding equity interests of Planet 13 (the "Merger").

On August 27, 2026, Sam Armenia, Vireo’s Director of Capital Markets, made and/or reposted the below communications on his X account.

On August 27, 2026, Sam Armenia, Vireo’s Director of Capital Markets, participated in a live interview with Mackenzie Peterson on Advisor Shares Alphanooner. A transcript of the interview is set forth below.

Transcript

INTERVIEW WITH ADVISOR SHARES ALPHANOONER – AUGUST 27, 2026

MACKENZIE: Hello, everyone, and welcome back to another exciting Advisor Shares Alphanooner. Today, we are excited to welcome back Sam Arminia, who is the Director of Capital Markets at Vireo Growth. I think that's the first time introducing you that way.

SAM: Weird. I know it's weird. It's different, but it's good. Excited to spend some time with him talking all things related to Vireo, of course, as well as how he's seeing the broader industry. For those of you who have been in the industry for a while or have been tracking sort of the cannabis investment landscape, Sammy or Sam has been definitely one of the great communicators in the space providing education and I think we are in a good spot where I think we're moving along from the cannabis story perspective, but still a lot of unknowns. So great to kind of sit down and spend some time and talk through it. So Sammy, thanks for making the time as always. Really appreciate it.

SAM: Thank you for having me, Mackenzie.

MACKENZIE: I feel so formal, but great to have you on as always. Appreciate it. Everyone out there, if you're watching and you've got questions as we're going, also just a good reminder. If you have questions, if you have comments, always you're welcome to put those in the chat. I don't want to leave that out. But, um, Sammy, I would love to start off with just sort of the transition of it all. I feel like we've spent time kind of talking through, um, everything related to C 21 and how that transitioned into Vireo. Would love to maybe spend some time starting with a bit of a reflection in terms of where we are now and, uh, the new, the new role.

SAM: Yes, it's been a whirlwind summer for me and for C21 one in general. We closed the deal last week, so it's official. We are Silver State Relief and C21 are part of Vireo now. I've been onboarding over the summer, so it was kind of juggling both. But, you know, we had a very successful shareholder vote. We believe that our stakeholders are really behind this and we really look forward to the next chapter uh of C21 under Vireo’s leadership uh so that's where we're at. It's you know, it's a bit bittersweet in the sense that Bruce and I spent you know, I mean we've been I've been on with you for years and years um you know kind of building the C21 story and brand and making sure that people recognized how we were a differentiated kind of smaller company in the industry. We really tried to put this shareholder first. Everything we did was through the shareholder lens, whether it was never issuing any shares or paying off our debt. And so with that in mind, I think this transition, I hope we are being afforded some trust and belief that we made the best decision for the shareholder, because we certainly believe that. We think that Vireo is the most misunderstood and mispriced uh of the tier ones quote unquote um you know there's really only four companies that have the billion plus revenue run rate uh Vireo has joined that uh you know the trio the big three trio and uh I think all four really have different um differentiated models in terms of you know how they are attacking the industry. You have Curaleaf, who's the biggest with the substantial international exposure in Europe. GTI with its bellwether kind of status in the industry as cash generator and brand leader. And they've really, obviously with the Rhythm brand, they've also really dived into beverages in that angle. And then you have Trulieve's first mover uplisting and also really focused on medical in the southeast, with expansion into Georgia and Texas to come and obviously their leading position in Florida. You know, how does Vireo fit into this kind of, you know, small sandbox, so to speak, because really our industry is tiny, both from a market cap perspective and now from even a company perspective, really I mean, we're probably down half the companies that we had five years ago in the space. And so, you know, I'm happy to talk about why we think our model is one that's going to win in this environment. We are obviously an aggressive roll up consolidator in the industry. And some of the pushback on that is obviously the history in this industry is there's a lot of PTSD around roll-ups because there's been failures in the past. I would argue that the aggressive roll-up strategies of yesteryear were done at kind of market cycle highs where you could argue that they were overpaying for assets and they were using their balance sheets to do so and really got over their skis with leverage. And so that ultimately made it impossible for them to succeed. And Vireo's strategy is very different from that. We have very healthy balance sheets, both from a cash and from a net debt perspective. We've equitized a lot of the debt in the companies that we've consolidated. We were just given an ABL from BMO. That was SOFR plus 1.75-2. So that's we're talking about 5, 5.5% rate. That's institutional rate. That's not cannabis rate. That's off of the that's backed by our kind of ancillary business with Hawthorne and Bridgewell because we had acquired Scott's Miracle-Gro Hawthorne division, right. And I think that it's just there's been so many moving parts was very obviously with the first tranche of deals, which was Deep Roots, Proper and Wholesome when John and Tyson came on as leadership and they kind of refinanced and they raised a lot of money. And then since then, there's been probably a dozen or more deals, including C21, obviously recently. And it's a lot of moving parts, and it's hard for the investor to keep up with the story. You know, numbers are always lagging, so you don't have that backfill that happens instantaneous. We try to provide pro forma to give the investor a current lens. We did so in Q2 just a couple of weeks ago. But pro forma is always, I think, discounted until it's seen as a GAAP consolidated statement, so to speak, financial statement. There's less trust in a pro forma number. We also give a segmented state by state financial picture because we believe that's the best way for us to afford the investor community with a lens into how these assets are operating under Vireo. If you look at that original trio of Deep Roots, Proper and Wholesome, we provide two snapshots. We provide a GAAP snapshot where a lot of those companies hadn't yet been consolidated. So there's a massive growth jump. It's 319% retail growth year over year in Q2 on a GAAP basis. But we provide the pro forma basis as well, which is how those assets were operating before they were consolidated versus now. So you can see the picture. It's apples to apples. It's the asset before and after. In that case, in Deep Roots' case in Nevada, which is obviously the state that I've always been most focused on, they were up 14% year over year on a pro forma basis. And that's in a double digit decline in Nevada. Wholesome in Utah was up 13% year over year. That's in a medical only state. And so that's the first snapshot of, you know, these assets once consolidated are improving under the Vireo leadership. And these were already strong cash flow generative businesses that have only gotten stronger. Since then we have some, we have some ability to show, you know, Florida, for instance, Eaze closed on the first day of Q2. And so our Q2 numbers with Eaze, there was tremendous growth in Florida under Eaze. Now we've also bought or in the process with pending deals for both Fluent and Planet 13. So Florida is gonna be a much bigger state for us. Once those are consolidated, we're gonna have over a hundred stores. We'll probably have the second biggest footprint in that state. But if you just look at the public data that's provided by Florida, where you can see at least the volume growth from a flower and from a THC perspective, the Vireo assets, both the consolidated asset of Eaze and the ones under our, pending deals uh banner so to speak you know the growth is exceptional right now in Florida as well so there are some breadcrumbs in terms of you know how can investors start to um you know worry less about the integration risk of these assets coming in rapid succession the way that they are. And I think that's really ultimately to say that we have a differentiated roll up strategy. We have a decentralized model in terms of operations. So we think of ourselves as a house of local operators where, you know, currently Silver State Relief in northern Nevada is still Silver State Relief, right? Nothing changes. We were the market leader there. Why try to fix something that isn't broken and try to rebrand in some national way? Right. We believe that the local leadership knows their markets the best. And in a lot of cases, one of the concerns people have was that these were distressed assets in some of these deals. But really, we see them as capital constrained, right. They had balance sheet issues. And when management is focused on a balance sheet instead of on operations right it's you know really severs their attention so by providing them kind of the strength of Vireo's you know uh corporate leadership and the corporate kind of tools and resources that we have - data intelligence, the strength of our balance sheet - we can have all these local operators just focus on know their operations and ultimately we're seeing the dividends of that um with all of them you know really um improving under Vireo’s banner. So that's a long-winded answer but that's you know that's where we're at. We did 254.9 million in top line pro forma as of Q2 that is before the five pending deals – well that is now four pending deals because C21 closed but um that's before all those deals that were announced over the last three months. So, you know, you can start to see the scale. We're over at, you know, over a billion in run rate already before those other five deals with Ohio and Fluent and Planet 13 and the Cannabist assets and now C21 as well. And, you know, one of the things that I would try to point potential investors of the community to is, you know, one way to determine whether or not this is just scale for scale's sake versus these accretive acquisitions that are building value is to look at everything from a per share basis, right? you know, the hypothetical is if you have a hundred million of revenue and a hundred million shares and you're kind of a dollar of revenue per share and you buy another hundred million of revenue, but you do it for fifty million shares, you now have a $1.58 per share, right? Like that's an accretive acquisition, right? Assuming this is always on the assumption that margins are similar, which in this industry is usually the case. And so really everything that we're doing, we think, is a value add for the for the overall business and everything is intentional, right? We're not just picking who is for sale, but everything has to fit into the platforms that we have at a state level. For instance, C21 is a great example because Deep Roots, although the leader in Nevada, did not have a footprint in the north whatsoever, so there's no, you know, cannibalization here happening within Nevada. We just fill the, you know, the gap that they had in the map in Nevada, right? So we're very complimentary businesses. And then, you know, I think combined C21 Deep Roots is somewhere around hundred and forty, hundred and fifty million of revenue, which is, you know, the market leader there. It's about 20, 25% of Nevada. But the power that comes from the purchasing power that comes from having that kind of scale and the economies of scale that can happen, you know, when you start to get over a hundred million run rates in states, you know, we hope to prove out over time, obviously, the benefits of that. So, yeah.

MACKENZIE: I think you say long winded. I say deeply insightful. And I think you pack a lot in. So once again, congratulations. I think Verio is very lucky to have both you and Bruce on the team. Again, I think you do a great job of sort of breaking down the story and kind of where things are. So just to start with that. Yeah, definitely a different environment. I know you're mentioning kind of people who have been in cannabis investing for a while now might have PTSD kind of hearkening back to, like you're saying, a time when things were very richly valued. There were kind of people getting a little bit more too growthy before kind of knowing what the lay of the land is. It feels like we're almost in a reverse version of that landscape-wise. I feel like there's a really good map effectively to pick from, picking strong operators. I think honestly building that map and building that scale and building that size at this point ahead of what we anticipate to be full rescheduling coming makes a lot of sense. I think you're saying that it could be confusing to investors as you're kind of accumulating. I feel like that might be true maybe, but I feel like for most people who are in the cannabis investing space today, they tend to be following things pretty quickly. Again, I think it just requires communication around it, which you guys are providing. But I think there's also that second kind of sleeve of investors and second kind of pocket of investors in terms of people who have not really been in the cannabis space or maybe have been in a long time ago and got out really early. I think that's not going to be a confusing story to them. They're going to be kind of getting it fresh and I think coming at it where you have that map, especially in areas like Florida, you know, really compelling and interesting Nevada as well, of course. So I think, yeah, very different.

SAM: And I say that too, because, you know, we're trading at a pretty substantial discount to the tier one kind of peer group. You know, if you take the 54.4 million shares that we reported as our pro forma share count and the end of Q2 and the over a billion run rate, like we're trading at a halftime sales here, um and you know that's a substantial discount to you know to the tier one group so, to me, that's telling you know that's telling us here at Vireo that you know we really need to do um a better job of clarifying what it is that our strategy is um and you know where we see success moving forward and why we think that the time is now ultimately for the roll up and we're not the only one saying - I mean Boris has been saying this you know very same uh thing although he has a very different focus and where you know he wants to you know try to consolidate the industry right so um ultimately scale is going to be what matters when you uplist right I mean we're all positioning for uplisting I think we've had a couple other companies recently do share consolidations uh Vireo has already done theirs everybody's positioning for what we hope is a successful you know outcome with the rescheduling process. Obviously we saw the transcript from the DEA over the last couple of days. It seems very promising, right? When their arguments are so succinct and seemingly bulletproof that cannabis has accepted medical use, they only need to prove that in one case and they see seven, thirty thousand practitioners, six million patients, forty-three states. Uh how can this be anything other than not schedule one right? So they've made the argument clear. I think they defended their position very clearly. Ultimately um you know deference to the HHS is still binding in terms of the science for the DEA. Whether the recommendation comes from the ALJ that's not binding, so we still need the administration to stamp this and push full adult use rescheduling with the medical that's already happened. So investors don't like uncertainty. We still don't have guidance from Treasury, IRS. You know, we still aren't banked. You know, there's some green shoots in terms of, you know, credit cards are starting to trickle, it sounds like. So the hope is that people are getting more comfortable. We saw firsthand when we were in New York and, you know, we heard the speech from the exchange, how accepting and welcoming they are now to the industry versus, you know, recent past. So that's very encouraging right and you know we all had a first-hand seat at that so um you know here's hoping.

MACKENZIE: Yes, I think there are signals and I think points to show that things are moving forward. It's not similar in some ways. It does, though, remind me of when we were hearing all of the support and kind of data points and kind of comments that Trump was making coming up ahead of medical rescheduling, where there was sort of this breadcrumby trail of things seem like they're going to be happening, but you have to wait for the actual moment for it to happen. This time, it seems like we are seeing, like you're saying, more and more, meaningful because they're not just throw away comments. It is the exchange opening their arms to the cannabis space - credit card potential. You know, I think it is these things that are more substantial and sort of material in some way. And so to me, that's an encouraging sign. Again, you're right. You know, it has not happened yet, but it feels like we're in a different spot than we have been in previous months.

SAM: And we're still fighting for the investor dollar, right? And ultimately, the investor dollar, you know, is still suspect, you know, is still skeptical of the cannabis industry, given the, you know, the last seven years and what happened with Canada and what happened with all the false starts. And so it's going to be, you know, a hard fight to earn their dollar, especially with what's happening in the broader markets on daily basis. You get Nvidia with their beat and it's up 7% and, you know, capital flows to, you know, the opportunity ultimately. So this industry has to prove that it's an opportunity. And that's not just going to be, well, we received regulatory change that now makes it easier to invest in. This industry has to ultimately show results. And as much as we maybe ignore it, this has been a very stagnant industry for years now, where top line growth really has stagnated, where same store sales growth has been somewhat, in a lot of cases, in decline. Vireo did 7%, same sort of sales growth in Q2. But, you know, overall, the industry has been pretty stagnant on that front. And so, you know, how do we ignite growth? Right. Does reform ignite growth? I think this is one of the things that the community discusses a lot, right? Like, do we see a natural lowering of the taboo or a normalization of the industry where you get more consumers trying the product? Do you gain back some of the state legal consumer if the hemp ban goes through? Again, there's a lot of uncertainty around how that's gonna play, especially with the extension on that. Is there going to be carve outs? Is it going to be blanket? Are they going to come up with a model that regulates the hemp industry as a sister industry or in alignment in some way, one plant kind of idea? And then we've been talking about this for years, right? We need institutional access. We don't have the custody. We don't have the banking. If we start to see those flip, does that open up a whole segment of investor dollars to the space? So we're always in this hurry up and wait kind of place. We're in a very, I think, short-sighted market in general where it's a lot of momentum investing and a lot of short-term investing that's happening because there's such volatility even in the broader markets that money is kind of rotating a lot. This industry has to present, you know, an investment thesis that, you know, the investor community is going to want to get around and ultimately that there's just so many parts to it that it's not we just need a regulatory change. We need a multitude of changes that ultimately opens up this industry, normalizes this industry, allows access to this industry. And, you know, then we can determine whether or not there's some sort of price discovery and these things get valued properly. Right. So we all see the discounted multiple for this industry versus other CPG, other vice industries. And, you know, there's probably a good reason for it.

MACKENZIE: Yeah, I definitely agree with your points on sort of institutional access and custody and rescheduling, not necessarily being its end-all, be-all, silver bullet of everything. But I do think there's something to be said about sort of taking off the handcuffs behind your back from an industry perspective and then sort of unlocking the door where institutions can come in, but you still need to present a compelling story, a compelling growth story. I don't know how we steal some of those AI dollars that are out there. I know they're kind of swirling around and sloshing around. But yes.

SAM: We don't talk about it much anymore as a community, but the handcuffs of 280E is essentially that it's virtually impossible to generate meaningful earnings per share in this industry with the, you know, archaic 280E tax regime. Right. So, you know, there are already a substantial amount of companies in the industry that will flip to positive earnings if they were taxed like a normal business. So, you know, IRS guidance, I think, also a backdated front, and we don't know how backdated IRS guidance is going to be. But, you know, even to the beginning of ‘26, if not to when HHS recommended schedule three, you know, these balance sheets are a bit - I don't want to say that they're in trouble, but ultimately, when you have UTPs, the uncertain tax positions that exist on all of the balance sheets due to, yeah, it's hard to underwrite. If you're an investor, if you're an institutional investor, it's really hard to underwrite the risk that's present right? Ao why not wait for it to be resolved before you know before you uh dive in. nd it doesn't mean that they're not doesn't mean they're not doing work and we have seen instances whether it was with Village whether it's with Glasshouse we're starting to see some institutional investment trickle in with the with the Q2 reporting. That's encouraging. Rhese are still very small uh you know notional amounts and you know it's only you know a handful at most, so you know, we need access to all of it, not just a few.

MACKENZIE: But that's kind of what you'd expect again to me it always returns in some ways to the adoption curve where you are going to find people who you know move up that curve as there's more first mover yeah so it's one of those things which again can pay off well which is exciting but you are taking a potential risk because there is uncertainty in terms of what that you know tax-driven is going to be like. So I totally understand, but I don't see a reason that that is not going to be coming in terms of at least just getting clarity, just to understand. I'm not saying that we're going to get repayments way, way back, but at least having some understanding, I agree, just makes it easier to look at. I see El Guapo's comment of “You want to be treated like a normal business - the nerve”. That is true. I know. I feel like that's all it's been for such a long time. So that is true. I did see a question. One second, let's see if I can pull it up. From Renato: “Has the TSX Texas Exchange been asking the industry smaller, has asking the industry smaller currently OTC companies to list?” I feel like a lot of the conversations, of course, are around NASDAQ, NYSE.

SAM: Yeah, absolutely. I think that's where the focus is, for sure. The two big exchanges.

MACKENZIE: Okay, just for access, I think that makes sense.

SAM: And look, we already have the model as to how to do it if people want to be first movers. We've seen two instances already of that. But I think for the most part, there's general consensus in the industry that the rest of the companies are going to wait, right? I think all the leadership has said that. So we're all positioned for it. You know, whether it's the share consolidations or we're ready, but, you know, we're waiting for the full, you know, rescheduling so that companies don't have to ring fence medical and all the complications that come with that. Right. Especially for a lot of the companies that are more of a 50/50 balance between medical and adult use versus, you know, in Trulieve's case, 85% right. It made a lot of sense for them to be the first mover.

MACKENZIE: Which is the majority to have some kind of mix. I think in general, I know they did a little bit of adjusting, but yeah, totally makes sense. And they were kind of an outlier on that front. I am seeing El Guapo also mentioning the hemp band. I do want to dig into that a little more depth. I know we did get that extension. I am just curious your thoughts as we're kind of progressing and we're not that close to November 12th, but it is sort of insight in some ways in terms of what's coming. Do you have any different thoughts in terms of how things have been moving on that side and how the implications and effects for...

SAM: I'm always worried because of the lobby dollar is so powerful in Washington that ultimately I feel like that's going to be affecting the outcome in some way. It's just impossible. We can all guess what the outcome is going to be, but ultimately what we do know is in a state like Ohio that took the initiative to kind of implement at a state level a ban, that there's been tremendous growth, double digit growth in Ohio in the state legal operators, right? So there is already outcomes that are very beneficial for the industry should we see an outright ban. In Nevada specifically, we saw Clark County, not Nevada as a whole, but Clark County where Vegas is, where the majority of the population is, has started to form a bill and some rules around making the hemp industry, basically banning intoxicating hemp and synthetics and stuff, but making the industry have to follow a very similar regulatory process that the legal operators have. You know, a fair playing field would probably be a good outcome. And, you know, maybe the maybe the fairest outcome for all, you know, all operators in cannabis writ large. But we're all just guessing if we want to try to figure out what the outcome is ultimately going to be.

MACKENZIE: I think that's fair. It's interesting. I don't know. I feel like it was such a – whatever the word is. I'm trying to think of a sports analogy. I think it was such a solid slam dunk, I think, in terms of getting it done, getting it cleaned up. But you're right. I think money and politics, I feel like, can – at least delay things. But ultimately, I imagine the inevitable conclusion, especially if we have rescheduling generally is, I mean, I don't know, maybe there's acquisitions of companies that kind of roll it all in. And then, I don't know, it's interesting. Not fully discovered. Interesting. John, good to see you on the front um.

SAM: Oh thank you, John. Welcome. Give me a call.

MACKENZIE: There you go. Interesting question from…

SAM: You can reach me at samarmenia@vireogrowth.com if anybody wants to chat about Vireo and uh or just chat in general about the industry I’m, reachable there.

MACKENZIE: I appreciate it. Okay. So, question from Frank: “After the hemp ban, if it happens, will THC infused drinks come from cannabis flower?” Also hard to say, I guess, in some ways, maybe.

SAM: It's hard to say. And we're seeing, I think we just saw Verano launch that line, right?

MACKENZIE: Yes.

SAM: I believe.

MACKENZIE: Yep.

SAM: So could be, you know, are they, are they anticipating that that's where this lands and are trying to be first mover on that? Remains to be seen.

MACKENZIE: Yep, that is true. Yeah, the natural occurring versus the synthetic for hemp is interesting as well. Yeah, the whole core of it all. I did see a question about sort of how, I don't know how to phrase it because it has a specific ticker that I can't use, but there's a conversation around, you know, what we've seen from an investment perspective over the past little while. Do you have any specific thoughts? It's so vague, but...

SAM: I do. I'll try to avoid the ticker landmine. I think it's what I just went over essentially with the investment, the broader pool of investment capital still on the sidelines, although we're seeing encouraging signs with a Wellington or some of these investments that we've started to see trickle in for the most part, whether they're starting to get comfortable on a name by name basis or whether that becomes a broader adoption remains to be seen. But we are still in a place where we don't have the incremental investor. And we have a lot of exhausted investors in the space that have been waiting for a long time for this re-rate to come. In some cases, a lot of people are underwater and it's really unfortunate. So you always seem to have a natural seller in the market, but it's really hard to find the incremental buyer. And historically, we've seen a lot of the incremental buying come in flows into the ETF as opposed to in the individual names. We are now seeing a lot more stock selecting, I would say, as some of these names uplist, whether it's TSX, we saw the first two in the TSX and now the two with NYSE. There's some access now and we're starting to see that ripple through. In terms of, you know, there isn't a broader pool that's just flooding into the sector in one spot. It's starting to splinter across a number of names. And so, with the lack of flows into the space through the historical vehicle that the flows came into, it changes a bit of the trading dynamics for the underlying names. And ultimately, the mechanics of an ETF are pretty simple, and I posted this many times, and I will post it again because BlackRock has the best page on ETF mechanics that I've ever come across. But an ETF's price and the NAV of its basket ultimately have to be in sync. But with the dynamics of markets, they're often ebbing and flowing. And when you have that, you have market makers that are basically arbitraging the difference, right? And in the case of if an ETF is trading at a premium, it's going to create inflows because they're going to have to buy the underlying basket to kind of normalize NAV with ETF price. Conversely, when more investment is pouring into the underlying names or the underlying names are trading at a premium to an ETF's price, then you're going to see what is seen as an outflow or redemption where the price of the basket is higher than the price of the ETF. And so that has to normalize. And that usually will happen over a period of time where a market maker will be selling not necessarily in one day, but it can happen over many days or weeks and ultimately, you know, can translate into a redemption where they turn in units, right. So we've seen that recently as well. I think historically, I don't know if either of those, whether the inflow into an ETF or the outflow has really affected price all that much. It's pretty market neutral. So historically, I think we all assume that if we could get a lot of inflow capital into the industry, that that somehow is going to raise all boats at once. I don't know if the mechanics are there for that anymore. We saw historically some instances of that, but the market's also gotten smarter, right? I mean, how many times did nine figures of capital flood in on a reform headline and then you know, it went upside down on them and they got burnt ultimately so then every, you know. If you think back to uh blue senate in ‘21 was probably the peak of that kind of interest into the space and then it was you know Biden announcing rescheduling then there was the Nancy Mace in fall of ’21 and we can go HHS and every single one of them has seen less um, you know ,capital notional come into the space so is that because you know money got burned in the previous instances and doesn't want you know the risk exposure again? Or are people just defeated? It's hard to know, but ultimately, I think our thinking on investment in the space has to change. I'm noticing there's a lot of conversation in the community as to who is the ultimate winner. And so everybody's arguing that my book is better than your book or X tier one is better than Y tier one. There isn't going to be one winner, right? What we do know historically from industries in general is that new industries consolidate, right? And that's really where we're at the beginning of. And obviously Vireo is the leader in that consolidation right now, but I don't think we're going to be the only one. The industry is going to consolidate. There are too many small operators. It's really hard to... go from being a small operator to a big operator on your own. Ultimately, it's, you know, the path is to join the larger scale player. And we're starting to see that obviously play out. C21, I would hope, was a signal of that to investors in the space that even the healthy companies that didn't have any debt are seeing that as the path here. We always wanted to be the Nevada leader, but the uphill battle for a small company to get access to the capital to consolidate that market, we would have either had to over-leverage our balance sheet again, which we had solved, or we would have to issue shares at lows to buy assets. And ultimately, it's a lot easier to join someone that has a much stronger, healthier balance sheet that has access to the capital. As we talked about, Vireo just got up to 105 million in ABL at 5.5%. That's the kind of institutional debt that you can actually use to grow your business because your operating profit is higher than that. The sector has always been so upside down because every investment dollar that was raised was usually at a double digit price and the operating profit in the industry isn't strong enough to carry that, to support it. If we can get five, five and a half money in the space, it becomes a lot easier to invest and build value. So ultimately, the space is going to consolidate. I don't think there's going to be one winner. I think there's going to be, you know, there's already four clear winners to me, the four that have the scale already. Whether or not some of the other smaller names continue to join the big names where some of them join together and we see mergers of equals. We don't know how it's ultimately going to play out, but those conversations are happening. Everybody wants to be part of the next wave. And when capital does come in, especially institutional capital, it's going to the biggest names, right? It's not going to flow down to the little names. We saw in 2021, it actually did flow down to the little names. So I think a lot of those smaller companies were holding out hope. But I think we saw a shift in the industry in the last year and recognizing that shift and kind of, you know, trying to get ahead of it is what we did at C21.

MACKENZIE: Yeah, I think it's the right time to be making those changes and move towards scale, especially just in the new sort of landscape that we're in. If we're moving into sort of this new era for cannabis and investing and seeing it as not more real industry, but as something that is more investable from an institutional perspective, I think, like you're saying, it does drive to scale. So it makes sense. I think we're not living in the world of 2021 anymore - it's 2026. Things have changed. And I think positioning for that new world, for the current world, but also, you know, what potentially could be ahead makes total sense. And I would echo, I think, Jungle Java's point in terms of implosive redemptions and tracking that is more kind of a not a sentiment gauge, but I think, you know, creates people follow it more to see like what they think is happening in terms of cannabis. I don't think it's necessarily a signal that something…. I don't know. I feel like they're, I don't know. I wouldn't look at it necessarily to gauge what catalysts are coming potentially.

SAM: Yeah. I don't think there's any read through there at all. Yeah. It's just not a cause and effect whatsoever.

MACKENZIE: Yeah, it doesn't change.

SAM: Ultimately, if an ETF is trading at a premium, we're going to see inflows. If it's trading at a discount, we're going to see outflows. I don't think that's telling us that the broader markets know something that we don't know about what's happening. Right now, the broader markets finally have access to some of these underlying names. And so, you know, some dollars are going directly to those. And that skews things for sure, because that creates, you know, a premium in in the NAV of the underlying basket. So just mechanically, these are just mechanics, right? It's not indicative of sentiment or indicative of what's happening behind the scenes in Washington. It's just mechanics of how all, not just any one ETF or an industry ETF, but how all ETFs work. So, and look, ultimately, if we have ten, fifteen names uplisted and, you know, look at the volume we're seeing in Trulieve, right? Like tremendous volume on a daily basis. Like if they're all trading that way, then the impact of ETFs is minimized, right? Like ARK doesn't impact, you know, its underlines, NVIDIA or Tesla or any of the things that ARK invests in like we see in this industry, right? It ends up just being a lagging trail, a tale of an industry. So that's ultimately where we're going to end up. The focus shouldn't be... I think what's happened because the sector's been burned so many times, everybody's trying to time the sector. When we are going to get the announcement, when it's going to finally rerate. I want to be there buying the low and ready to sell the high. And we know historically that time in the market is better than timing the market or speaks to success better than timing the market. However, in cannabis specifically, time in the market has gotten you run over. And in almost every other industry, time in the market has been a win. And that's really what differentiates the cannabis investment from any other industry is being in the industry since 2018, like I have fully exposed to the industry, and so many others have, hasn't worked, right? We're all upside down on that. So that's a hard reality or hard truth to face and swallow. And we can try to blame others and try to blame mechanics of the industry and all sorts of things. But ultimately, you know, we all make our investing decisions. We all assumed that politicians were going to come through with promises from years past that never happened. We think we're there now. And so everybody's trying to determine whether or not this is the time to have full exposure. And, you know, it's coming tomorrow. It's coming next week, next month versus, you know, a more traditional investing approach of dollar cost averaging into positions and things like that, which hasn't worked in the sector, right? So I get why the discourse is where it is. I think the discourse needs to shift to which companies are going to win in three point or in the next chapter. The scale operators - what are they doing to build value for their shareholders? And how are they growing organically? Are they buying accretive on an inorganic basis? And are they ultimately building value at a per share level? Am I, you know, everything that they do, whether it's buying back stock, which most all of these operators are doing now, including Vireo, we announced that a couple of weeks ago because, again, we're trading at halftime sales. So we think that, you know, we're kind of happy to buy ourselves here. We think that, you know, the market is not pricing us correctly. But ultimately, you know, which operators are going to be standing at the podium, you know, five, ten years from now is where the shift should be. And you have to look at it from a, you know, our return on invested capital. You know, I know a smaller name like Grown Rogue talks about this a lot, right? Like, you know, they're very capital efficient in their expansion and they're ultimately just trying to, you know, deliver, you know, outsized returns for what they invest in in the space. And it seems to be working for them. You know, they've expanded into a number of new markets, yet they haven't gotten ahead of themselves and it seems to be playing out successfully for them. So they're a good example of how a smaller company can try to execute this. But ultimately, you know, look, we need the conversation to shift. Because if you're making a dollar of cash flow per share and you're buying back stock, but you have declining sales on an organic basis or you don't have any growth initiatives in place, is that dollar of cash flow per share going to be eighty cents of cash flow per share or sixty cents of cash? Because ultimately, that's where that will get translated into the market in time when the markets are efficient. They're not efficient right now. We don't really have price discovery. But on the on the converse of that, if you're generating like Vireo is generating $18.75 of revenue per share, we trade somewhere around $10.50. If we grow that $18.75 per share to $30 per share, do we still trade at $10 or $11? Assuming margins and EBITDA and everything kind of stays aligned, right? And we've expanded most rapidly and effectively, I would say, in mature markets, right? Our biggest markets are Colorado, they're Nevada, these markets that have already seen substantial price compression where you may not be trending at 30% EBITDA margins, but you may have very sticky 20% EBITDA margins or 25% EBITDA margins. Ultimately, the entire industry, all the limited markets, they're all going to trend down, right? They're going to mature and price is going to compress so can you win in the states where you can't generate an artificially inflated you know margin because it's protected. Can you win in Colorado? Can you win in Nevada? Can you win in Michigan? Can you win in California? If you can win in those places, you're going to be a winner, right? And I think that's one of the differentiators of Vireo, right? We're winning in those mature markets. We have a lot of exposure to those mature markets, and we think ultimately the game trends to those, you know, where those mature markets are in terms of price.

MACKENZIE: I think that makes perfect sense. I do think it is that balance, I think, for people who have been in the space for a while or who are very dedicated to finding those and, you know, have that higher risk tolerance to do it ahead of seeing real federal change. I think it's great to be educating and understanding sort of the players in the landscape right now and kind of, you know, assembling your kind of team ultimately. But I understand people are still obviously waiting. And I think people who have been in cannabis for a while are waiting for that sigh of relief for we're finally there. We're finally at the real starting point where we can really sort of take off to the races. And then obviously for people who are on the sidelines or have not been in cannabis are waiting for that to say, hey, this is a real thing that we can start really having that differentiation and kind of seeing different players in the space.

SAM: And look, we have a very unique... community in this space, right? It's a bit of an echo chamber. A lot of people have been, you know, commenting and adding value at the community level for a long time. But ultimately, I think the conversation has gotten too much about trying to time reform catalysts and my stock is better than your stock or the company that I'm backing is better than yours. And I'm going to just talk my book and your book. I'm going to shoot down your book. This industry kind of needs to band together a bit that way, right? Like there's going to be more than one winner. There are multiple ways to win. And you don't have to have exposure to just one name. You could have exposure to a Glasshouse that may have a differentiated model that may be almost a hedge to the MSO model. You don't need just one, right? In fact, you probably are smart to spread out your exposure to the space because as we've seen, some companies have already failed, that had huge investment followings and, you know, backers in our community and ultimately didn't work out, right? So Guap just said, you can buy more than one stock. That's true. Correct, Guap. I promise you can.

MACKENZIE: You can do it. It is true. Yeah, I feel like people always use the analogy of building a football team and having, you know, a mix of, I'm not a football watcher, but I know we're also coming into fantasy football time. So it feels like a relevant and apt sort of parallel. But yeah, I think it's, you're building a team, you're building...

SAM: Just think of the mag seven, right? If you had exposure to the entire mag seven over the last five years, you won substantially. If you had concentrated your exposure to just one name, you may have outperformed the basket of the seven or underperformed depending on which name you picked. But either way you won, right? Like, so, you know, every investor has to determine that for themselves. But if you have exposure to the big five, six, seven names in the space, It's probably safer. You might dilute down your ultimate, you know, return if you can somehow pick the right one. That's going to be the big outlier. But, you know, good luck with that.

MACKENZIE: That's true. I will say, I feel like just from an emotional perspective, I think there is something to be said about having at least some kind of blend just because, again, you can overweight in areas that you have more conviction in or whatever. But it's hard to, you know, ride those highs, ride those lows and not kind of trick yourself basically out of a position versus having. So to each their own.

SAM: We've all in the community talked about, you know, X company is bellwether because it generates the most cash. And, you know, Y company, you know, maybe its margins aren't as strong. Like we have these conversations all the time, but performance, stock performance doesn't mirror that, right? So over time, I'm saying. Now over time, the entire basket is down at varying degrees. But ultimately, if you had exposure to both, you probably minimized, you know, the downside versus, you know, just trying to pick the one that you think is going to be, you know, the ultimate winner. So that's just my two cents. I'm not giving investment advice.

MACKENZIE: Me either.

SAM: I'm not telling you which companies to pick, but, you know, I think we all are in some sort of consensus or agreement that, you know, the sector should have its best days ahead of it. You know, we just saw one of the more recent polls that cannabis daily use has now surpassed alcohol, it's surpassed tobacco. We're not putting cannabis back in the bottle or the box. This industry is normalizing. We experienced it firsthand at NYSE. Listening to them speak so positively about the industry was fantastic. The investment community has to recognize that it's a slower process than we all want it to be. And I don't think there's going to be necessarily the mad rush to exposure that we all hoped we would see. But we are starting to see calculated bets, whether they're small or not, and some first mover taking place. So that's encouraging. But going back to my first point at the beginning of this, these companies have to deliver growth at a kind of per share basis. They have to show accretive value adding to the business, right? If the industry can do that or the leaders of the industry can do that, money will come. It's as plain as that. If the industry does what it did over the last three, four, five years where it actually lost value across the basket, for the most part, there was destruction of value through too much leverage, the cost of capital being higher than the operating profit, all of these things, that was kind of expressed by the market. We talked that the market isn't really efficient or there isn't real price discovery, but generally it got direction right, which was that the company or the industry was over leveraged. The industry wasn't generating enough profit and the industry wasn't growing. And I think all three of those things can turn and are in the process of turning. So that's why I'm most optimistic, encouraged about, you know, the next phase or the next chapter of the industry. And I'm just happy that, you know, we think we picked the partner that is going to have, you know, full exposure to that.

MACKENZIE: Yeah, I think that's perfectly well said. So I would say, I feel like we always talk about cannabis never being boring, but it's also never, you know, without its work, which is, I know it's always busy in terms of doing the work. Looking ahead, I know there's a lot kind of coming up. What are you most looking forward to in terms of getting the story out there, having Vireo kind of come further together? Would love to just know, you know, what you're personally looking forward to.

SAM: I'm most looking forward to our numbers, our GAAP consolidated numbers backfilling the kind of pro forma backfilling the story so that I don't have to try to convince - you know even analysts in the space ,you know, they're all interested they're all calling we're having all those conversations but there's so many moving parts it's really hard for them to model what we are currently and what we are moving forward and I think over the next couple quarters you know, that gap is going to close. It's going to the pictures and become a lot more clear. And then it's going to be a lot easier for the analysts and the investor community to understand where we are. So that's what I'm most looking forward to. You know, I hope that we're going to do some sort of investor day in, you know, the coming quarters to, you know, to really tell our story more succinctly. And also, you know, we're not pausing. I think John made that clear in our earnings call, like we are still absolutely looking to continue to be acquisitive and find value. But I think we did so much over the last twelve months. I want all of that to catch up so that everybody can see where the current picture is.

MACKENZIE: Yeah. Take a breath, let the dust settle a little bit and then keep an eye scanning out for the next opportunity. I think that makes perfect sense. All right. Well, Sammy, Sam, thanks so much. Appreciate you being on as always. Appreciate the insight. Always great. And enjoy the conversation. So thanks for making the time. Hopefully.

SAM: Thanks for having me, Mackenzie.

MACKENZIE: Of course. We'll see you relatively soon. Enjoy the almost weekend and we'll catch you next time. Thanks so much.

SAM: Thank you.

MACKENZIE: Bye.

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Additional Information and Where to Find It

On July 27, 2026, Vireo and Planet 13 entered into the Merger Agreement, dated as of July 26, 2026, by and among Vireo, Planet 13 and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will merge with and into Planet 13, with Planet 13 continuing as the surviving corporation of the Merger as a direct wholly owned subsidiary of Vireo. In accordance with the Merger Agreement, Vireo intends to file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "Registration Statement") which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to Planet 13's stockholders in connection with its solicitation for proxies for the vote by its stockholders in connection with the Merger and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Planet 13's equity holders in connection with the completion of the Merger. Planet 13 also intends to file relevant materials with the SEC and applicable Canadian securities regulators, including preliminary and definitive proxy statements relating to the Merger. The definitive proxy statement and other relevant documents will be mailed to Planet 13's stockholders as of the record date established for voting on the Merger. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that may be filed with the SEC or be mailed to Planet 13 stockholders in connection with the Merger. BEFORE MAKING ANY DECISION, PLANET 13 STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT AS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

Any vote in respect of resolutions to be proposed at Planet 13's stockholder meeting to approve the Merger or other proposals in relation to the Merger should be made only on the basis of the information contained in Planet 13's proxy statement/prospectus. You will be able to obtain a free copy of the Registration Statement, proxy statement/prospectus and other related documents (when available) filed with the SEC at the website maintained by the SEC at www.sec.gov or by accessing the Investor Relations section of Planet 13's website at https://investors.planet13.com/. The information found on, or otherwise accessible through, Planet 13's website is not incorporated by reference into, nor does it form a part of, this Form 425 or any other document that Planet 13 files with the SEC.

Participants in the Solicitation

Planet 13 and its directors and executive officers and certain of its employees may be deemed to be participants in the solicitation of proxies from Planet 13's stockholders in connection with the Merger. Information regarding Planet 13's directors and executive officers is set forth under the captions "Proposal No. 1: Election of Directors," "Corporate Governance," "Executive Officers," "Executive Compensation," "Director Compensation," "Executive Compensation Tables," "Director Compensation" and "Security Ownership of Certain Beneficial Owners and Management" in the definitive proxy statement for Planet 13's Annual General Meeting of Stockholders, filed with the SEC on April 29, 2026 (the "Annual Meeting Proxy Statement"). To the extent the holdings of Planet 13's securities by its directors or executive officers have changed since the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC.

These documents may be obtained free of charge from the SEC's website at www.sec.gov or by accessing the Investor Relations section of Planet 13's website at https://investors.planet13.com/. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus that Vireo expects to file in connection with the proposed Merger and other relevant materials Planet 13 may file with the SEC and applicable Canadian securities regulators.

Vireo, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Planet 13's stockholders in connection with the Merger. A list of the names of such directors and executive officers and information regarding their interests in Vireo is contained in the sections entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Directors, Executive Officers and Corporate Governance" of Vireo's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026, and which is available free of charge at the SEC's website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

No Offer or Solicitation

This Form 425 is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Merger or the accuracy or adequacy of this communication.

Forward-Looking Information

This Form 425 contains "forward-looking information" or "forward-looking statements" within the meaning of applicable United States and Canadian securities legislation (referred to herein as "forward-looking information"). Forward-looking information contained in this Form 425 may be identified by the use of words such as "should," "believe," "estimate," "would," "looking forward," "may," "continue," "expect," "expected," "will," "likely," "subject to," and variations of such words and phrases, or any statements or clauses containing verbs in any future tense and includes statements regarding expectations around the proposed Merger and the expected timing and benefits thereof; the expected closing date; the approximate value of the consideration to be paid in the Merger; the satisfaction or waiver of the closing conditions set out in the Merger Agreement, including receipt of all regulatory approvals; the expectation that the shares of Planet 13 common stock will be delisted from the Canadian Securities Exchange and OTCQX Market and that Planet 13 will cease to be a reporting issuer under applicable U.S. and Canadian securities laws; and Vireo's expectations around integration of the operations of its recent and announced acquisitions and timing thereof. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Vireo, Planet 13 or their respective subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this Form 425. Forward-looking information is based upon a number of estimates and assumptions of management, believed but not certain to be reasonable, in light of management's experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although Vireo and Planet 13 believe that the expectations and assumptions on which such forward-looking information is based are reasonable, the reader should not place undue reliance on the forward-looking information because neither Vireo nor Planet 13 can give any assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to: risks related to receipt of necessary regulatory and third-party approvals for completion of the proposed Merger; risks and uncertainties associated with the proposed Merger, some of which are beyond Vireo's and Planet 13's control; Vireo's and Planet 13's ability to maintain relationships with suppliers, customers, employees and other third parties as a result of the proposed Merger; the effects of the proposed Merger on Vireo, Planet 13 and the interests of various constituents; subject to the successful outcome of the proposed Merger, the nature, cost, impact and outcome of pending and future litigation, other legal or regulatory proceedings, or governmental investigations and actions; risks related to the timing and content of adult-use legislation in markets where Vireo and Planet 13 currently operate; current and future market conditions, including the market price of the subordinate voting shares of Vireo; risks related to epidemics and pandemics; federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity and the ability of Vireo to raise additional financing to continue as a going concern; Vireo's and Planet 13's ability to meet the demand for flower in their various markets; Vireo's ability to dispose of its assets held for sale at an acceptable price or at all; and risk factors set out in Vireo's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and Planet 13's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which are available on EDGAR with the U.S. Securities and Exchange Commission at www.sec.gov and filed with the Canadian securities regulators and available under Vireo's and Planet 13's respective profiles on SEDAR+ at www.sedarplus.com. The statements in this Form 425 are made as of the date of this Form 425. Except as required by law, neither Vireo nor Planet 13 undertakes any obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.